UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number: 001-38051

SOS Limited

(Translation of registrant’s name into English)

Building 6, East Seaview Park, 298 Haijing Road, Yinzhu Street

West Coast New District, Qingdao City, Shandong Province 266400

People’s Republic of China

+86-532-86617117

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Receipt of SEC Subpoena

As previously disclosed, on March 30, 2021, a purported shareholder, Kimberly Beltran, filed a securities class action complaint in the United States District Court District of New Jersey against SOS Limited (the “Company”), Yandai Wang. and Eric H. Yan, the Chief Executive Officer of the Company and President of the Company’s operating subsidiary, respectively. The action, Beltran v. SOS Limited, et al., Case No. 1:21-cv-07454 (the “Lawsuit”), pleads class action claims on behalf of persons that purchased or acquired the Company’s ADSs between July 22, 2020 and February 25, 2021, which was a period of volatility in the Company’s stock. On November 2, 2021, the Court appointed two other shareholders, Shawn Ho and William Rodgers, to serve as Lead Plaintiffs in the Lawsuit pursuant to the Private Securities Litigation Reform Act. No class has yet been certified in the Lawsuit. The Company and its officers believe the Lawsuit lacks merit and intend to defend against it vigorously. The Company and its officers have not yet filed a formal response to the Lawsuit; their deadline to do so has been postponed by agreement with the Lead Plaintiffs and the Court while the parties explore the possibility of a mediated resolution.

On February 16, 2022, the Company received a subpoena from the Securities and Exchange Commission (the “SEC”) requesting the production of certain documents related to an investigation by the SEC (the “Investigation”). The SEC’s subpoena, like the Lawsuit, refers to a February 26, 2021, derogatory report about the Company published by Hindenburg Research LLC, to which the Company responded in a press release dated March 1, 2021. Among the documents the SEC seeks are those pertaining to the matters discussed in the report and to the Company’s assertions in the press release that the report contained false information. Because the Investigation is at an early stage, the Company cannot predict its outcome, duration, or any potential consequences at this time. The SEC has not advised the Company that it has concluded any legal violation has occurred, but any Investigation potentially could result in government enforcement actions and, to civil and/or criminal sanctions under relevant laws. The Company intends to cooperate with the SEC with respect to the Investigation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 25, 2022

SOS Limited

By:	/s/ Yandai Wang
Name:	Yandai Wang
Title:	Chief Executive Officer